MCLEODUSA INCORPORATED

One Martha’s Way

Hiawatha, Iowa 52233

February 11, 2008

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	McLeodUSA Incorporated
Registration Statement on Form S-4
Filed with the Securities and Exchange Commission on March 26, 2007
(Registration No. 333-141586)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, McLeodUSA Incorporated (the “Company”) hereby applies for the withdrawal of its registration statement on Form S-4, File No. 333-141586, which was initially filed with the Commission on March 26, 2007 (the “Registration Statement”).

No sales of any of the Company’s securities have been made pursuant to the Registration Statement. As a result of its acquisition by PAETEC Holding Corp. on February 8, 2008, the Company does not intend to sell securities registered pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as practicable.

If the staff should have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (585) 340-2500.

Very truly yours,

MCLEODUSA INCORPORATED

By:	/s/ Charles E. Sieving
Name:	Charles E. Sieving
Title:	Vice President and Secretary